SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/29/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,063,331

8. SHARED VOTING POWER
1,865,500

9. SOLE DISPOSITIVE POWER
2,063,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,865,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,928,831(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.62%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,063,331

8. SHARED VOTING POWER
1,865,500

9. SOLE DISPOSITIVE POWER
2,063,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,865,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,928,831(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.62%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,063,331

8. SHARED VOTING POWER
1,865,500

9. SOLE DISPOSITIVE POWER
2,063,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,865,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,928,831(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.62%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,063,331

8. SHARED VOTING POWER
1,865,500

9. SOLE DISPOSITIVE POWER
2,063,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,865,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,928,831(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.62%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13D filed May 15, 2015. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A  - Letter to the Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on November 16, 2015, there were 51,559,671 shares of common stock outstanding as of November 11, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 28, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,928,831 shares of HIL (representing 7.62% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 3,928,831 shares of HIL include 2,063,331 shares (representing 4.00% of HIL's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 3,928,831 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,865,500 shares (representing 3.62% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 2,063,331 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,865,500 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 2/17/16 the following shares of HIL were sold:

Date:		        Shares:		Price:
3/4/16			5,000		3.70
3/4/16			748		3.72
3/7/16			5,000		3.70
3/7/16			1,518		3.82
3/7/16			2,734		3.77


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/29/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 201-881-7100 // pgoldstein@bulldoginvestors.com

March 29, 2016

Gary F. Mazzucco, Independent Director
Brian W. Clymer, Independent Director
Steven M. Kramer, Independent Director
Steven R. Curts, Independent Director
Camille S. Andrews, Independent Director
Alan S. Fellheimer, Independent Director
Craig L. Martin, Independent Director
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pa 19103

Dear Independent Directors:

    As you know, last year Hill defended and lost a lawsuit to allow our affiliate to nominate candidates and present proposals at the annual meeting of shareholders. Hill's legal expenses likely totaled well in excess of $1 million including a $400,000 payment to our affiliate's counsel.

    It is possible that not all of you fully appreciate that you have a fiduciary duty to refuse to approve any corporate action that has no legitimate business purpose or that is intended to interfere with shareholders' voting rights. As set forth in Aprahamian v. HBO & Co., 531 A.2d 1204, (Del. Ch. 1987):

         The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Also, see International Banknote Co. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y.
1989) ("Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors.") Moreover, because "the shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests... the deferential business judgment rule does not apply to board acts taken for the primary purpose of interfering with a stockholder's vote, even if taken advisedly and in good faith." Blasius Indus., Inc. v. Atlas Corp., 564 A.2d
651 (Del.Ch.1988).

    As you know, we recently gave formal notice of our intent to nominate candidates for directors and present several proposals for a vote at the 2016 annual meeting of shareholders.

    Surely, it is in in Hill's interest to avoid the sort of wasteful litigation that occurred last year. While we understand that some of you may disagree with our prescriptions for enhancing shareholder value, all we ask is that you fulfill your duty to afford Hill's shareholders a fair opportunity to exercise their franchise rights. To that end, we would like to arrange a brief in person or telephonic meeting with the independent directors to discuss the ground rules for the 2016 annual meeting to ensure that it is conducted fairly.

    We urge you to discuss this matter with your fellow independent directors and ask that you get back to us to schedule a meeting. We look forward to your prompt response. Thank you.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein
Member